SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Ticketmaster Online-CitySearch, Inc.
                                (NAME OF ISSUER)

                 Class B Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    88633P203
                                 (CUSIP NUMBER)


               Thomas J. Kuhn, Esq.      Daniel R. Goodman, Esq.
               USA Networks, Inc.        Ticketmaster Corporation
               152 West 57th Street      3701 Wilshire Blvd.
               New York, NY 10019        Los Angeles, CA 90010
               (212) 314-7200            (213) 381-2000


            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 1, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 15
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(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Person

           USA Networks, Inc.
           59-2712887

(2) Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                  (b) [X]

(3) SEC Use Only

(4) Source of Funds

    WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
 or 2(e)                                                                 [ ]

(6) Citizenship or Place of Organization

    Delaware

        Number of    (7)  Sole Voting Power         None; see Item 5
         Shares
      Beneficially   (8)  Shared Voting Power       43,782,544; see Item 5
        Owned by
          Each       (9)  Sole Dispositive Power    None; see Item 5
        Reporting
      Person With:   (10) Shared Dispositive Power  43,782,544; see Item 5


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     43,782,544 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13) Percent of Class Represented by Amount in Row (11)
                        61.2%
     Assumes conversion of all shares of Class A Common Stock beneficially owned by the Reporting Persons into shares of Class B Common Stock. Because each share of Class A Common Stock generally is entitled to ten votes per share and each share of Class B Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 73.2% of the voting power of the Company.

                                  Page 2 of 15
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(14) Type of Reporting Person

     CO


                                  Page 3 of 15
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(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons
     Ticketmaster Corporation
     36-3285772


(2)  Check the Appropriate Box if a Member of a Group                 (a) [ ]

                                                                      (b) [X]
(3)  SEC Use Only

(4)  Source of Funds

     Not applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

     Illinois

        Number of   (7)  Sole Voting Power         None; see Item 5
         Shares
      Beneficially  (8)  Shared Voting Power       43,782,544; see Item 5
        Owned by
          Each      (9)  Sole Dispositive Power    None; see Item 5
        Reporting
      Person With:  (10) Shared Dispositive Power  43,782,544; see Item 5


(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      43,782,544 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13)  Percent of Class Represented by Amount in Row (11)
                        61.2%
      Assumes conversion of all shares of Class A Common Stock beneficially owned by the Reporting Persons into shares of Class B Common Stock. Because each share of Class A Common Stock generally is entitled to ten votes per share and each share of Class B Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 73.2% of the voting power of the Company.

                                  Page 4 of 15
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(14)  Type of Reporting Person

      CO

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ITEM 1.     SECURITY AND ISSUER

      This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Ticketmaster Online-CitySearch ("TMCS") Class B common stock, par value $.01 per share (the "Class B Common Stock"). The principal executive offices of TMCS are located at 790 E. Colorado Boulevard, Suite 200, Pasadena, California 91101.


ITEM 2.     IDENTITY AND BACKGROUND

      This Statement is filed by USA Networks, Inc., a Delaware corporation ("USAi") and Ticketmaster Corporation, an Illinois corporation and a wholly owned indirect subsidiary of USAi ("Ticketmaster," and together with USAi, the "Reporting Persons"). USAi is a holding company, the subsidiaries of which are engaged in diversified media and electronic commerce businesses. The principal executive offices of USAi are located at 152 West 57th Street, New York, NY 10019. The principal executive offices of Ticketmaster are located at 3701 Wilshire Boulevard, Los Angeles, CA 90010.

      Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USAi: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of USAi, each of the persons named on Annex A (the "Annex A Persons"), except Samuel Minzberg, is a United States citizen. Mr. Minzberg is a Canadian citizen. During the last five years, neither USAi nor any of the Annex A Persons (to the knowledge of USAi) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USAi nor any of the Annex A Persons (to the knowledge of USAi) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Annex B attached to this Schedule 13D contains the following information concerning each director, executive officer or controlling person of
Ticketmaster: (i) the name and residence or business address; (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex B is incorporated herein by reference. To the knowledge of Ticketmaster, each of the persons named on Annex B (the "Annex B Persons") is a United States citizen. During the last five years, neither Ticketmaster nor any of the Annex B Persons (to the knowledge of Ticketmaster) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Ticketmaster nor any of the Annex B Persons (to the knowledge of Ticketmaster) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Barry Diller, the Chairman and Chief Executive Officer of USAi, Liberty Media Corporation, Universal Studios, Inc., The Seagram Company Ltd. and USAi are parties to a stockholders agreement (the "Stockholders Agreement") relating to USAi. Through his own holdings and the Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control 73.9% of the outstanding total voting power of USAi. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USAi's stockholders. Mr. Diller disclaims beneficial ownership of any shares of TMCS stock beneficially owned by the Reporting Persons.

ITEM 3.     SOURCE OF FUNDS OR OTHER CONSIDERATION

      On December 1, 1999, Ticketmaster acquired from TMCS 1,302,401 shares of Class B Common Stock, par value $.01 per share in exchange for $30.7125 per share in cash. The source of the funds used in the purchase was cash on hand at USAi.

ITEM 4.     PURPOSE OF THE TRANSACTIONS

      Except as set forth herein, neither USAi nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      USAi currently holds its interest in TMCS as a strategic investment. In the ordinary course of business, USAi and TMCS engage in a variety of business transactions that cover a wide range of activities relevant to the operations of both companies. USAi expects that in the future additional business opportunities for the benefit of both companies may become available, and that in the ordinary course of business USAi and TMCS will discuss and negotiate mutually beneficial business transactions, which transactions could include without limitation the acquisition by USAi of additional TMCS Class A common stock, par value $.01 per share (the "Class A Common Stock" and, collectively with the Class B Common Stock, the "Common Stock") or Class B Common Stock.

      In addition, USAi may be deemed to indirectly participate in the business and oversight of TMCS through USAi's representation on the TMCS Board of Directors. However, as directors of TMCS, USAi representatives (currently five in number), like other TMCS directors, participate on the TMCS Board in the exercise of their fiduciary obligations to TMCS stockholders. In such capacity, USAi representatives actively and regularly participate (and expect to continue to so participate) in formulating TMCS business strategies which may include matters identified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      USAi may from time to time acquire additional TMCS stock in the market or otherwise, depending upon market, economic, business and other conditions and factors. In reaching any conclusion as to its future course of action, USAi will take into consideration various factors, such as TMCS's business and prospects, other developments concerning TMCS, other business opportunities available to USAi, developments with respect to the business of USAi, and general economic and stock market conditions, including, but not limited to, the market price of the Class B Common Stock. USAi reserves the right, based on all relevant factors and subject to applicable law, to (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or a portion of its holdings of Common Stock;
(iii) continue to hold all or a part of such shares and exercise voting control over TMCS, or to hold such shares as a passive investment; (iv) take other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of
Schedule 13D; or (v) change its intention with respect to any or all of the matters referred to in this Item 4.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      As of December 1, 1999, each of USAi and Ticketmaster may be deemed to be a beneficial owner of 43,782,544 shares of the Common Stock, all of which are held of record by Ticketmaster. 42,480,143 of such shares are shares of Class A Common Stock, which, at the option of the holder, may be converted on a one-for-one basis into shares of Class B Common Stock. 1,302,401 of such shares are shares of Class B Common Stock. Assuming conversion of the shares of Class A Common Stock owned by the Reporting Persons into shares of Class B Common Stock, each of USAi and Ticketmaster may be deemed to beneficially own 61.2% of the Class B Common Stock. Because each share of Class A Common Stock generally is entitled to ten votes per share and each share of Class B Common Stock is entitled to one vote per share, each of USAi and Ticketmaster may be deemed to beneficially own equity securities of TMCS representing approximately 73.2% of the voting power of TMCS based upon 55,321,556 shares of Class A Common Stock and 27,755,851 shares of Class B Common Stock outstanding as of September 30, 1999.

      USAi has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 43,782,544 shares of Common Stock. USAi has no beneficial ownership of any additional shares of Common Stock.

     Ticketmaster has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 43,782,544 shares of Common Stock. Ticketmaster has no beneficial ownership of any additional shares of Common Stock.

     On December 1, 1999, Ticketmaster acquired from TMCS 1,302,401 shares of Class B Common Stock at a price of $30.7125 per share in cash.


Ownership by USAi and Ticketmaster Officers and Directors

      Paul G. Allen has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 10,000 shares of Class B Common Stock. Mr. Allen has no beneficial ownership of any additional shares of Common Stock.

      Michael P. Durney has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 500 shares of Class B Common Stock. Mr. Durney has no beneficial ownership of any additional shares of Common Stock.

      Victor A. Kaufman has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,000 shares of Class B Common Stock. Mr. Kaufman has no beneficial ownership of any additional shares of Common Stock.

      Thomas J. Kuhn has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 500 shares of Class B Common Stock. Mr. Kuhn has no beneficial ownership of any additional shares of Common Stock.

      William D. Savoy has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 10,000 shares of Class B Common Stock. Mr. Savoy has no beneficial ownership of any additional shares of Common Stock.

      Terry Barnes has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,500 shares of Class B Common Stock. Mr. Barnes has no beneficial ownership of any additional shares of Common Stock.

      Daniel R. Goodman has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 500 shares of Class B Common Stock. Mr. Goodman has no beneficial ownership of any additional shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None





ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following document is filed as an exhibit to this statement:

      1. Joint Filing Agreement, by and between USA Networks, Inc. and Ticketmaster Corporation, dated as of December 2, 1999.

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                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date:  December 2, 1999                USA NETWORKS, INC.


                                       By:  /s/ Thomas J. Kuhn
                                           Name:  Thomas J. Kuhn
                                           Title: Senior Vice President,
                                                  General Counsel and
                                                  Secretary




                                       TICKETMASTER CORPORATION


                                       By:   /s/ Daniel R. Goodman
                                          Name:  Daniel R. Goodman
                                          Title: Executive Vice President,
                                                 General Counsel and
                                                 Assistant Secretary

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                                INDEX TO EXHIBITS

1. Joint Filing Agreement, by and between USA Networks, Inc. and Ticketmaster Corporation, dated as of December 2, 1999.

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                                     ANNEX A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of USAi. The name of each person who is a director of USAi is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.

Name and Business Address  Principal Occupation or   Principal Business in
                           Employment                which such Employment is
                                                     Conducted


Paul G. Allen*             Investor.                 Vulcan Ventures Inc.
110 110th Avenue, N.E.,                              (Venture Capital)
Suite 550
Bellevue Washington 98004

Barry Baker*               President and Chief       USAi
                           Operating Officer, USAi.

Edgar Bronfman, Jr.*       President and Chief       The Seagram Company
375 Park Avenue            Executive Officer, The    Ltd.  (Entertainment,
New York, NY 10152         Seagram Company Ltd.      Recreation, Spirits and
                                                     Wine)

Anne M. Busquet*           President, American       American Express
200 Vesey Street           Express Relationship      Relationship Services
New York, NY 10285         Services.                 (Service Provider to
                                                     American Express
                                                     Customers)

Barry Diller*              Chairman and Chief        USAi
                           Executive Officer, USAi.

Michael P. Durney          Vice President and        USAi
                           Controller, USAi.

Victor A. Kaufman*         Vice Chairman, USAi.      USAi

Donald R. Keough*          Chairman of the Board,    Allen & Co. Inc.
711 Fifth Avenue           Allen & Co. Inc.          (Investment Banking)
New York, NY 10022

Thomas J. Kuhn             Senior Vice President,    USAi
                           General Counsel and
                           Secretary, USAi.

John R. Larrabee           Vice President and Chief  USAi
                           Information Officer,
                           USAi.

Robert M. Matschullat*     Vice Chairman and Chief   The Seagram Company
375 Park Avenue            Financial Officer, The    Ltd.  (Entertainment,
New York, NY 10152         Seagram Company Ltd.      Recreation, Spirits and
                                                     Wine)

Samuel Minzberg*           President and Chief       Claridge Inc.
1170 Peel                  Executive Officer,        (Management)
Montreal, Quebec H38-4P2   Claridge Inc.

William D. Savoy*          Vice President, Vulcan    Vulcan Ventures, Inc.
110 110th Avenue, N.E.     Ventures Inc.             (Venture Capital)
Suite 550
Bellevue, Washington 98004

Gen. H. Norman             Retired.
Schwarzkopf*
400 North Ashley Street
Suite 3050
Tampa, Florida 33602

Mike Sileck                Senior Vice President     USAi
                           and Chief Financial
                           Officer, USAi.

Diane Von Furstenberg*     Chairman, Diane Von       Diane Von Furstenberg
389 West 12th Street       Furstenberg Studio L.P.   Studio L.P. (Fashion
New York, NY 10014                                   Design)

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                                     ANNEX B

Set forth below are the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Ticketmaster. The name of each person who is a director of Ticketmaster is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 3701 Wilshire Boulevard, Los Angeles, CA 90010.

                                                     Principal Business in
Name and Business Address  Principal Occupation or   which such Employment is
                           Employment                Conducted


Terry Barnes*              Chairman of the Board,    Ticketmaster
                           President and Chief
                           Executive Officer,
                           Ticketmaster.

Daniel R. Goodman*         Executive Vice            Ticketmaster
3701 Wilshire Blvd.        President, General
Los Angeles, CA 90010      Counsel and Assistant
                           Secretary, Ticketmaster.

Edward Millman             Chief Financial Officer,  Ticketmaster
                           Ticketmaster.

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